Exhibit 4.5
GOODRICH PETROLEUM CORPORATION
2006 LONG-TERM INCENTIVE PLAN
Director Stock Option Agreement

Grantee:

Date of Grant:

Exercise Price per Share:	$

Number of Option Shares Granted:

     1. Notice of Grant. You are hereby granted an option (“Option”) pursuant to the Goodrich Petroleum Corporation 2006 Long-Term Incentive Plan (the “Plan”) to purchase the number of shares of Common Stock of Goodrich Petroleum Corporation (the “Company”) set forth above, subject to the terms and conditions of the Plan and this Agreement. This Option is not an incentive stock option within the meaning of Section 422 of the Code.
     2. Vesting and Exercise of Option. Subject to the further provisions of this Agreement, the Option is fully vested and may be exercised at any time by written notice to the Company at its principal executive office addressed to the attention of its Secretary (or such other officer or employee of the Company as the Company may designate from time to time).
     (a) Disability. If your membership on the Company’s Board of Directors (the “Board”) terminates by reason of a disability, as determined by the Board, the Option may be exercised at any time during the one-year period following such termination by you or by your guardian or legal representative (or, if you die during such one-year period, by your estate or the person who acquires the Option by will or the laws of descent and distribution).
     (b) Death. If you die while a member of the Board, your estate (or the person who acquires the Option by will or the laws of descent and distribution) may exercise the Option at any time during the one-year period following the date of your death.
     (c) Other Terminations. If your membership on the Board is terminated for any reason other than as provided above, the Option may be exercised, at any time during the three month period following such termination, by you or by your guardian or legal representative (or by your estate or the person who acquires the Option by will or the laws of descent and distribution or otherwise by reason of the death of you if you die during such period).
     There is no minimum or maximum number of Option shares that must be purchased upon exercise of the Option. Instead, the Option may be exercised, at any time and from time to time, to purchase any number of Option shares according to the provisions of this Agreement.
     Notwithstanding any of the foregoing, the Option shall not be exercisable in any event after the expiration of 10 years from the above Date of Grant.

     3. Method of Payment. Payment of the aggregate exercise price for the Shares being purchased shall be by any of the following, or a combination thereof, at your election: (a) cash; (b) check; (c) consideration received by the Company under a cashless broker exercise program approved by the Company; or (d) the constructive surrender of other Shares which (i) in the case of Shares acquired upon exercise of an option, have been owned by you for more than six months on the date of surrender, unless waived by the Committee in its discretion, and (ii) have an aggregate Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares being purchased.
     4. Nontransferability of Option. Without the express written consent of the Committee, which may be withheld for any reason in its sole discretion, this Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during your lifetime only by you. The terms of the Plan and this Agreement shall be binding upon your executors, administrators, heirs, successors and assigns.
     5. Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and you with respect to the subject matter hereof, and may not be modified adversely to your interest except by means of a writing signed by the Company and you. This Agreement is governed by the internal substantive laws, but not the choice of law rules, of the state of Texas.
     6. Withholding of Tax. To the extent that the exercise of the Option results in the receipt of compensation by you with respect to which the Company has a tax withholding obligation pursuant to applicable law, unless other arrangements have been made by you that are acceptable to the Company, which, with the consent of the Committee, may include withholding a number of Shares that would otherwise be delivered on exercise that have an aggregate Fair Market Value that does not exceed the amount of taxes to be withheld, you shall deliver to the Company such amount of money as the Company may require to meet its withholding obligations under such applicable law. No delivery of Shares shall be made pursuant to the exercise of the Option under this Agreement until you have paid or made arrangements approved by the Company to satisfy in full the applicable tax withholding requirements of the Company.
     7. Amendment. Except as provided below, this Agreement may not be modified in any respect by any verbal statement, representation or agreement or by any employee, officer, or representative of the Company or by any written agreement unless signed by you and by an officer of the Company who is expressly authorized by the Company to execute such document.
     8. General. You agree that this Option is granted under and governed by the terms and conditions of the Plan and this Agreement. In the event of any conflict, the terms of the Plan shall control. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.

GOODRICH PETROLEUM CORPORATION

By:

Name:

Title:

GRANTEE

Signature